SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.
CORPORATE TAXPAYERS’ ID (CNPJ) 00.108.786/0001 -65
CORPORATE REGISTRY (NIRE) Nº 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY GENERAL MEETING
HELD ON SEPTEMBER 30, 2009

DATE, TIME AND PLACE: On September 30, 2009, at 11 A.M., at the company’s headquarters, at Rua Verbo Divino, 1356 – 1º andar, Chácara Santo Antônio, in the city of São Paulo – SP.

ATTENDANCE: Shareholders representing more than ninety-nine per cent (99%) of the voting capital attended the Shareholders’ Meeting, as per signatures in the “Shareholders’ Book), as well as the representative of the Company’s Fiscal Council, Mr. Charles Barnsley Holland.

PRESIDING BOARD: JOÃO ADALBERTO ELEK JUNIOR – Chairman, and JOANA GRAEFF MARTINS – Secretary.

CALL: Call notice published in the Official Gazette of São Paulo State on September 12, 15 and 16, 2009 and in Valor Econômico newspaper on September 14, 15 and 16, 2009.

AGENDA: 1) Incorporation of its subsidiaries 614 TVG GUARULHOS S/A, ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., TELEVISÃO A CABO CRICIÚMA LTDA., NET ARAPONGAS LTDA., NET LONDRINA LTDA. and NET MARINGÁ LTDA.; 2) ratification of the acquisition, by the Company, of quotas of ESC 90 TELECOMUNICAÇÕES LTDA., pursuant to Article 256 of Law 6,404/76; 3) Amendment to the Company’s Bylaws, aiming at including, among the matter for the Board of Directors’ resolution, the approval to enter into telecommunication service agreements by the Company; and 4) Consolidation of the Company’s Bylaws.

RESOLUTIONS: The resolutions were approved by unanimous vote of the attending Shareholders, with the refraining of the legally impeded shareholders from voting, drawing up these minutes in the summary format of the occurred facts, pursuant to paragraph 1 of Article 130 of Law 6,404/76, then authorized to publish these minutes with the omission of signatures of the attending shareholders, pursuant to paragraph 2 of Article 130 of Law 6,404/76:

1. By unanimous vote were resolved and approved the PROTOCOLS AND JUSTIFICATIONS OF the accounting net ASSETS of the companies 614 TVG GUARULHOS S.A., headquartered at Avenida Dr. Timóteo Penteado, n.° 2340/2344, Vila Hulda, in the city of Guarulhos/State of São Paulo, Corporate Taxpayer’s ID (CNPJ/MF) 02.998.957/0001 -02, with Bylaws registered in the Trade Board of the State of São Paulo – JUCESP, Corporate Registry (NIRE) 35.300.159.829, hereinafter referred to as “614 TVG GUARULHOS”; ANTENAS COMUNITÁRIAS BRASILEIRAS LTDA., headquartered in the city of Blumenau, state of Santa Catarina, at Avenida Brasil, nº 60, Ponta Aguda, Corporate Taxpayer’s ID (CNPJ/MF) 79.375.606/0001 -61, having with its Articles of Association recorded at the Trade Board of the State of São Paulo, Corporate Registry (NIRE) 42201620418, hereinafter referred to as “ANTENAS”; TELEVISÃO A CABO CRICIÚMA LTDA., headquartered in the city of Criciúma, state of Santa Catarina, at Rua Joaquim Nabuco, 458, Michel, Corporate Taxpayer’s ID (CNPJ/MF) 80.168.321/0001 -39, with its Articles of Association registered at the Trade Board of the State of São Paulo, Corporate Registry (NIRE) 42201749364, hereinafter referred to as “TV CRICIÚMA”; NET ARAPONGAS LTDA., headquartered in the city of Arapongas, state of Paraná, at Rua Marabú, n° 452, Centro, Corporate Taxpayer’s ID (CNPJ/MF) 81.897.118/0001 -66, with its Articles of Association registered at the Trade Board of the State of Paraná, Corporate Registry (NIRE) 41202291425, hereinafter referred to as “NET ARAPONGAS”; NET LONDRINA LTDA., headquartered in the city of Londrina, state of Paraná, at Rua Santos, n° 733, Centro, Corporate Taxpayer’s ID (CNPJ/MF) 80.924.459/0001 -10, with its Articles of Association registered at the Trade Board of the State of Paraná, Corporate Registry (NIRE) 41205150474, hereinafter referred to as “NET LONDRINA” and NET MARINGÁ LTDA., headquartered in the city of Maringá, state of Paraná, at Avenida Nóbrega, n°494, Zona 04, Corporate Taxpayer’s ID (CNPJ/MF) 81.712.416/0001 -34, with its Articles of Association registered at the Trade Board of the State of Paraná, Corporate Registry (NIRE) 41202262638, hereinafter referred to as “NET MARINGÁ”, entered into by the managements of 614 TVG GUARULHOS, ANTENAS, TV CRICIÚMA, NET ARAPONGAS, NET LONDRINA, NET MARINGÁ and the Company’s on September 8, 2009 (“PROTOCOLS”) that are now an integral part herein, for all purposes of law, whose copies shall be filed at the Company’s headquarters, as well as all the Appraisal Reports (“REPORTS”) on the net accounting assets of 614 TVG

GUARULHOS, ANTENAS, TV CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ to be merged into the Company’s assets, prepared by the specialized company Globalconsulting Assessoria Contábil Ltda., which is duly enrolled in the Regional Accounting Council of the State of São Paulo, no. 2SP023158/O-8 and Corporate Taxpayer’s ID (CNPJ/MF) 06.063.913/0001 -33, having its certificates of incorporation registered at the 3º Oficial de Registro de Títulos e Documentos e Civil de Pessoa Jurídica – SP, under no. 473.500, with jurisdiction in the Capital of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, nº 2376 – 16º andar, represented by its partner, Sérgio da Silva, Brazilian, accountant, enrolled in the Regional Accounting Council under no. 1SP114111/O-8, Identity Card (RG) 11.683.592 -8-SP, Individual Taxpayer’s ID (CPF/MF) 013.317.858 -71, especially hired for this purpose, in accordance with the book values of the assets to be merged.

1.1. Since the assets of 614 TVG GUARULHOS, ANTENAS, TV CRICIÚMA, NET ARAPONGAS, NET LONDRINA, and NET MARINGÁ are duly merged into the Company’s assets, the latter shall not suffer changes in its capital stock as it holds 100% (one hundred percent) of both quotas and shares comprising the Capital Stock of each of the companies 614 TVG GUARULHOS, ANTENAS, TV CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ upon the merger, which shall be cancelled, pursuant to item IV of Article 224, Law 6,404/76.

1.2. As a result of merging the accounting net assets of 614 TVG GUARULHOS, ANTENAS, TV CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ, resolved and approved herein, the Company now succeeds 614 TVG GUARULHOS, ANTENAS, TV CRICIÚMA, NET ARAPONGAS, NET LONDRINA and NET MARINGÁ, regarding all assets, rights and obligations for all purposes of law. The Company’s management is, from that moment on, authorized to fully practice all complementary actions to the mergers approved herein.

2. The ratification of the acquisition, by the Company, of 100% of the quotes representative of ESC 90 TELECOMUNICAÇÕES LTDA.’ capital, pursuant to article 256 of Law 6,404/76, was resolved and approved by unanimous vote. Pursuant to paragraph 2 of article 256, Law 6,404/76, once the purchase price of ESC 90 Telecomunicações Ltda has surpassed one time and a half the highest amount out of three presented in item II of article 256, Law 6,404/76, the dissident shareholder of this resolution shall have the right to withdraw from the Company upon the reimbursement of his shares, under article 137 and item II, as well as in compliance with the following conditions: (a) a reimbursement per share in the amount of R$8.32 (eight reais and thirty-two centavos), which corresponds to the net accounting equity value per Company’s share; (b) expiration date for exercising the right of withdrawing: October 30, 2009; and (c) expected date for payment of the reimbursement: November 9, 2009. Only the shareholders who prove to be holders of the Company’s common shares on September 12, 2009 will be entitled to exercise the right to withdraw. Holders of shares of type or class that have market liquidity or dilution, pursuant to letters ‘a’ and ‘b’ of item II, Article 137, Law 6,404/76, shall not be entitled to the right of withdraw.

3. It was approved the amendment to the Company’s Bylaws in order to include, among other matters to be resolved by the Board of Directors, the approval of entering into telecommunication service agreements by the Company. Thus, item XXIV of Article 15 takes effect with the following wording: “Art.15- It is the duty of the Board of Directors: (…); XXIV – to approve the entering , by the Company, into telecommunications service agreements, either in the country or abroad, as well as to maintain or renew such agreements.”

3.1 As a result from the resolution of item 3 above, the Company’s consolidated Bylaws were approved and they are attached herein.

CLARIFICATIONS: shareholders interested in exercising the right to withdraw, due to the resolution in item 2 of the agenda of the present Extraordinary General Meeting, shall send, on the dates above, a dissident letter, with signature certified to any Bradesco S.A branch. It must be accompanied by a certified copy of the following documents: (a) individual:
Individual Taxpayer’s ID (CPF/MF), Identity Card (RG) and a current domicile supporting document; (b) corporate: Corporate Taxpayer’s ID (CNPJ/MF), articles of association or bylaws and their respective amendments, the minutes electing statement’s signatory managers, as well as their personal documents (Individual Taxpayer’s ID (CPF/MF), Identity Card (RG) and a current domicile supporting document). Shareholders represented by an attorney in fact must send, in addition to the aforementioned documents, the respective power of attorney, which shall grant special powers for either exercising the right to withdraw or requesting a reimbursement. The custody agents of Company’s shares shall present to CBLC, on behalf of the dissenting shareholders, a dissident letter with certified signature, expressly claiming the exercise of the right to withdraw for it to be later submitted to the Company. Shareholders who do not exercise this right within the established term shall have the rights declined. The voting statements presented by the attending shareholders were filed.

CLOSURE: The meeting was adjourned for the time necessary to draw up these minutes on the Company’s book. The meeting was opened again, the minutes were read, found to be accurate, approved and signed by all shareholders who attended the meeting.

This is a free English translation of the original instrument drawn up in the Company’s records.

São Paulo – SP, September 30, 2009.

João Adalberto Elek Junior	Joana Graeff Martins
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.